As filed with the Securities and Exchange Commission on January 16, 2001
                                                 Registration No. 333- _____



                   U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON DC 20549

                                  Form SB-2
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              MEDI-HUT CO., INC.
                       (Name of issuer in its charter)

Delaware                           5122                   222-436-721
(State of incorporation)  (Primary Standard Industrial  (I.R.S. Employer
                           Classification Code Number)   Identification No.)
                             1935 Swarthmore Ave.
                          Lakewood, New Jersey 08701
                                (732) 901-0606
  (Address and telephone number of registrant's principal executive offices and principal place of business)
                               ---------------

                         Joseph Sanpietro, President
                             1935 Swarthmore Ave.
                          Lakewood, New Jersey 08701
                                (732) 901-0606
          (Name, Address and telephone number of agent for service)
                               ---------------

                                  Copies to:

                             Cindy Shy, Attorney
                               Cindy Shy, P.C.
                              525 South 300 East
                         Salt Lake City, Utah 84111
                                (801) 323-2392

       Approximate date of commencement of proposed sale to the public:
  As soon as practicable after the registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering. [   ]

If delivery of the Prospectus is expected to be made pursuant to Rule 434,
please check the following box. [   ]

                       CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------
                                               Proposed
                              Amount           Maximum          Proposed Maximum    Amount of
Title of Each Class of        To be            Offering Price   Aggregate Offering  Registration
Securities to be Registered   Registered (1)   Per Unit (2)     Price               Fee
---------------------------   --------------   --------------   -----------------   ------------
  Common Stock                 2,250,000       $ 6.96875         $15,679,687.50     $4,139.44
-------------------------------------------------------------------------------------------------

       (1)     This registration statement covers the resale by certain selling stockholders of up to an aggregate of 2,250,000 shares of common stock, par value $0.001, of the
               Company; 475,000 shares acquired by certain selling stockholders; and 1,775,000 shares which may be acquired by certain of the selling stockholders upon the exercise of warrants.  If there is a stock split, stock dividend or similar transaction involving the Company's common stock, in order to prevent dilution, the number of shares registered hereunder will automatically be increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act.

       (2)     Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(g) under the Securities Act, based on the average of the bid and asked prices of the Company's common stock on January 10, 2001.

Medi-Hut hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this registration statement shall become effective in accordance with Section 8(a) of the Securities Acts of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                  PROSPECTUS

_____________________________________________________________________________
                            SUBJECT TO COMPLETION

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
_____________________________________________________________________________


                              MEDI-HUT CO., INC.
                            a Delaware corporation

              2,250,000 shares of common stock, par value $.001
                                 ___________


------------------------------------
|        Trading Symbol             | We are registering for resale 2,250,000
|                                   | common shares of Medi-Hut common stock.
|   NASD OTC Bulletin Board         | Of these shares,475,000 shares are being
|           "MHUT"                  | sold to a certain selling stockholder by
| High bid and low asked prices     | Medi-Hut and 1,775,000 shares will be
|as reported by NASDAQ Trading and  | acquired by selling stockholders upon
|      Market Services              | exercise of warrants. The selling
|    On January 10, 2001:           | stockholders are identified in this
| $7.19 and $6.75, respectively     | prospectus.
|                                   |
------------------------------------  We will not receive the proceeds from the resale of the 2,250,000 common
                                      shares sold by the selling stockholders.
                                      We will receive the exercise price of
                                      the warrants, which may result in
                                      proceeds up to $6,706,250 if the selling stockholders exercise all warrants.


       Investing in the common stock involves a high degree of risk.
                   See "Risk Factors" beginning on page 4.

                                ______________

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

                              __________________

                      Prospectus dated January ___, 2001

TABLE OF CONTENTS


Prospectus Summary..........................................................3
Risk Factors................................................................4
Transactions Effected in Connection With The Offering.......................6
Use of Proceeds.............................................................7
Determination of Offering Price.............................................8
Selling Stockholders........................................................8
Plan of Distribution........................................................8
Description of Securities...................................................9
Interest of Named Experts And Counsel.......................................9
Commission's Position on Indemnification For Securities Act Liability.......10
Business....................................................................11
Market For Common Equity....................................................16
Management's Discussion And Analysis........................................16
Property....................................................................20
Management..................................................................20
Executive Compensation......................................................21
Security Ownership of Certain Beneficial Owners And Management..............22
Certain Relationships And Related Transactions..............................22
Changes In And Disagreements With Accountants...............................22
Legal Proceedings...........................................................22
Index to Financial Statements...............................................23


               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Medi-Hut has filed this a registration statement on Form SB-2 to register the Medi-Hut common stock to be issued in these transactions. As allowed by the SEC rules, the prospectus does not contain all the information provided in the registration statement. That information is available without charge to you upon written or oral request. In addition, Medi-Hut undertakes to respond to requests for the information within one business day of receipt of the request. Medi-Hut will send the copies of the document by first class mail or other equally prompt means. You must address your request to:

                              Investor Relations
                              Medi-Hut Co., Inc.
                             1935 Swarthmore Ave.
                          Lakewood, New Jersey 08701
                              _________________

                             PROSPECTUS SUMMARY

                              Medi-Hut Co., Inc.
                             1935 Swarthmore Ave.
                          Lakewood, New Jersey 08701
                                (732) 901-0606

      The Offering. Medi-Hut is registering for resale 2,250,000 common shares as a result of a registration rights agreement, dated November 30, 2000, between Medi-Hut and Mid-West First National, Inc., Columbia Financial Group, Inc. and Mutual Ventures Corporation, the selling stockholders. The shares being registered are underlying common shares for warrants or units which Medi-Hut issued or sold to the selling stockholders in certain transactions. In November 2000, we agreed to sell 475,000 units, comprised of common shares and warrants, in a private placement to Mid-West for $1,995,000. As part of the negotiations, we agreed to register for resale by Mid-West the unit shares and shares to be issued upon exercise of the unit warrants. In 1998, 1999 and 2000 we entered into consultant agreements with Columbia Financial, our investor relations firm. We agreed to register 1,300,000 common shares to be issued upon the exercise of warrants we issued to Columbia Financial for services rendered to us under the agreements. Mutual Ventures is an assignee of a portion of the warrants originally issued to Columbia Financial. These transactions and the terms of the agreements are described in more detail in the "Transactions Effected in Connection with the Offering" section starting on page 6.

     We will receive $1,995,000 from Mid-West for the private placement of the 475,000 units, but we will not receive any of the proceeds from the resale of the 2,250,000 shares which are being registered. These shares will be sold from time to time and at the total discretion of the selling stockholders. See, the "Plan of Distribution" starting on page 8 for further details on the rights of the selling stockholders in regards to the manner of any sales. However, we may receive proceeds from the exercise of any and all of the 1,775,000 warrants. If all of the warrants are exercised we may receive proceeds of approximately $6,706,250. We intend to use these proceeds for working capital.

      The Company. We wholesale name brand drugs, medical products, our Elite Safety Syringe, our "Elite" brand and private label medical products and our "Tru-Choice" over-the-counter drugs. These products are provided to us by various suppliers. We sell our products through drug wholesalers who then sell the products to pharmacies and through mail order. Our Elite Safety Syringe, an anti-stick safety syringe, incorporates a transparent sleeve into which the needle automatically retracts after use. Further discussions of our business and operations can be found in the "Business" section starting on page 11 and the "Management's Discussion and Analysis" starting on page 16.

     We have recorded net income for the fiscal year 2000 and a net loss for the fiscal year 1999. We have funded our cash requirements primarily through revenues and sales of our common stock. We have required little short term debt financing and management expects with the introduction of our new Elite Safety Syringe and financing we will meet our present requirements for working capital and capital expenditures for the next twelve months. The following table sets forth certain selected financial data of Medi-Hut for the fiscal year ended October 31, 2000, and 1999. The information contained in the following table should be read in conjunction with the "Management's Discussion and Analysis" starting on page 16 and the historical financial statements and related notes included elsewhere in this prospectus.

                                                YEAR ENDED
                                   OCTOBER 31, 2000    OCTOBER 31, 1999
                                  ------------------   -----------------
                                                          (Restated)

Revenues                          $      8,130,696     $     4,758,268
Net income (loss)                          235,000             (87,186)

Net income (loss) per common
  share basic and diluted                     0.02               (0.01)
Total assets                      $      3,572,298     $     1,839,200


                                 RISK FACTORS

Risks related to our business

       We have recorded net income in our most recent fiscal year, but consistently incurred net losses in prior years. For fiscal year 2000 we posted a net income of $235,000, however, we had posted net losses for previous years. We have financed ourselves through revenues, loans and sales of our common stock. We anticipate that we will require additional equity or debt financing from third parties to finance our operations, which may not be available to us or on terms which are acceptable to us. Please refer to the "Liquidity and Capital Resources" section on page 18 for a more detailed description.

       Our quarterly results could fluctuate and we cannot be certain that future results will be similar to past results. We do not believe that period-to-period comparisons of our results of operations will necessarily provide investors with meaningful data for the foreseeable future because of variations in our operations. We recently acquired and consolidated operations with our wholly owned subsidiary which has resulted in restated financial statements that reflect the consolidation. Our operating results in the future may vary significantly, depending on factors such as revenue from product sales, variations in product revenues line, changes in our operating expenses, changes in our business strategy, and general economic factors. Our revenues will also be difficult to forecast because the markets for our products are evolving and our revenues in any period could be significantly affected by new product announcements or product launches by our competitors.

      We will need additional capital and may be unable to raise it. We believe, based on our current expenditure rate and future commitments, that we will need $1.4 million additional financing for fiscal year 2001. If we fail to obtain funds on acceptable terms, we might be forced to delay or abandon some or all of our business plans, which could have a material adverse effect on our operations. Our success will depend upon our ability to increase revenues from our product sales, access equity capital markets and borrow on terms that are financially advantageous to us. If we are unable to obtain additional capital, we may not have sufficient working capital to develop our new product lines, finance acquisitions, pursue business opportunities, or meet reporting requirements. If we borrow funds, we could be forced to use a large portion of our cash reserves to repay principal and interest on those funds. If we issue our common stock for capital, the interests of investors and stockholders could be diluted.

      We are subject to intense competition and we may not be able to compete successfully in the market. We estimate that we have only a 1% market share of our markets. We compete with companies large and small which wholesale name brand drugs and medical products. Many of these companies have brand name recognition and significantly greater financial, technical, marketing, and managerial resources. The primary factors which allow us to remain in the market is the price and quality of our products. We expect competition to persist, increase, and intensify in the future as the markets for our products develop and as additional competitors enter our market.

       We depend upon our patent and proprietary rights, none of which can be completely safeguarded against infringement. Our ability to compete effectively will depend, in part, upon our ability to protect our Elite Safety Syringe patent. (See "Patent, Trademark, License and Intellectual Property," on page 13.) Competition in our market is intense and our competitors may independently develop or obtain patents on syringes that are substantially equivalent or superior to ours. Intellectual property rights, by their nature, are uncertain and involve complex legal and factual questions. We may unknowingly infringe upon the proprietary rights of others, thereby exposing us to significant liability and/or damages. We are not aware of any third party intellectual property rights which would prevent us from marketing and developing our Elite Safety Syringe although such rights may exist. If we were to inadvertently infringe upon the intellectual property of another party, we could be forced to seek a license to those intellectual property rights, alter the products or processes so they no longer infringe upon those rights, or engage in litigation. If we were required to attempt to obtain a license to another party's proprietary rights, our efforts would be expensive, and might be unsuccessful.

      Our directors and officers are able to exercise significant influence over matters requiring stockholder approval. Currently, our directors and executive officers and their affiliates collectively own approximately 35.3% of our outstanding shares. This concentration of ownership may have the effect of delaying or preventing a change in control. Pursuant to Delaware corporate statutes, the holders of a majority of our common stock may authorize or take corporate action without notice to or the consent of the stockholders. Our minority stockholders may not have the opportunity to approve or consent to our involvement in an acquisition or other transaction, or to the terms of that transaction. A shareholder vote may not be made available, and in any event, a shareholder vote would be controlled by the majority stockholders.

      We will be dependent upon customers which may leave us at any time. We expect to derive revenues from our major customers. In the event one or more of our major customers were to use other wholesalers, we could experience a substantial drop in revenues. Our success in establishing our Elite Safety Syringe, Elite name brand medical products and Tru-Choice Drugs as a recognized brand name and achieving their acceptance in the market will depend in part on our ability to continually deliver a quality product at a competitive price.

      We may be subject to risks associated with global operations, including fluctuating currency exchange rates and political instability. We have entered into agreements with suppliers located in Korea and may establish similar arrangements in other countries. As a result, our future revenues may be affected by the economies of such countries. In addition, international operations are subject to a number of risks, longer payment cycles, unexpected changes in regulatory environments, import and export restrictions and tariffs, difficulties in staffing and managing international operations, greater difficulty or delay in accounts receivable collection, potentially adverse recessionary environments and economies outside the United States, and political and economic instability.

Risks related to the offering

      The future sale of common stock could pose investment risks, including substantial dilution to our stockholders. The market price of our common stock could drop as a result of sales of the common stock in the market after the effective date of this registration statement or the perception that such sales could occur. These factors could also make it more difficult for us to raise funds through future offerings of our common stock. After the purchase of units by Mid-West, there will be a total of approximately 11,404,800 shares of common stock outstanding. If all warrants are exercised shortly after the effective date of this registration statement, it is possible that we will have 13,179,800 shares outstanding, with approximately 8,852,094 shares freely transferable without restriction or further registration under the Securities Act of 1933 (the "Securities Act"). Approximately 3,859,000 shares of our common stock will be held by our "affiliates," as defined in Rule 144 under the Securities Act, and will be "restricted securities," as defined in Rule
144. The Rule 144 common stock held by our affiliates may be sold in the future without further registration under the Securities Act to the extent those sales are permitted by Rule 144 or any other exemption under the federal securities laws.

      Investors may have difficulty selling our shares. There has not been a large public market for our common stock and it has traded on the over-the-counter market only since February 1998. We do not know the extent to which investor interest in our stock will lead to the development of an active trading market for our stock or how liquid that market might be. Investors may be unable to resell their Medi-Hut common stock at or above the price they paid for their Medi-Hut common stock.
Also, our stock may qualify as a "penny stock" under the Penny Stock Suitability Reform Act of 1990. The SEC generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. If our shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors.
For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have received the purchasers written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities.
Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in our common stock and may affect the ability of shareholders to sell their shares.

      We have not paid dividends. We have never paid a dividend on our common stock. We intend to retain future earnings to finance our growth and development and do not plan to pay cash or stock dividends in the foreseeable future.

                    Note About Forward Looking Statements

      This prospectus contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this prospectus that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Medi-Huts' control. These factors include but are not limited to economic conditions generally and in the industries in which Medi-Hut may participate; competition within Medi-Huts' chosen industry, including competition from much larger competitors; technological advances and failure by Medi-Hut to successfully develop business relationships.


            TRANSACTIONS EFFECTED IN CONNECTION WITH THE OFFERING

      On November 30, 2000, Medi-Hut entered into a registration rights agreement with Mid-West First Financial, Inc., Mutual Ventures Corporation and Columbia Financial Group, Inc., the selling stockholders. (See the "Selling Stockholders," below.) We agreed to file a registration statement with the SEC to register for resale an aggregate of 2,250,000 common shares, these shares include 475,000 purchased by Mid-West, and 1,775,000 shares to be acquired by the selling stockholders upon exercise of certain warrants, which are described below. The warrants are not being registered for sale, only the shares that the selling stockholders may obtain upon exercise of the warrants are being registered for sale.

       Under the terms of the registration rights agreement we agreed to file a registration statement by December 31, 2000 and use our best efforts to cause the registration statement to be effective by February 15, 2001. If we fail to file a registration statement by January 16, 2001, or the registration statement is not declared effective by February 15, 2001, we may be liable for liquidated damages. We will bear the costs of the registration and are required to keep the registration statement current until all the shares are sold, the shares can be sold under the provisions of Rule 144 without limitation, or five years after the subscription date. The registration agreement will terminate upon the earliest of the following:
        *    all of the shares are registered;
        * all of the registered shares have been sold by the selling stockholders;
        * the selling stockholders may sell the shares under the provisions of Rule 144 without volume limitation; or
        *    five years from issuance of the shares.

      We have agreed to indemnify each selling stockholder for liabilities arising under the Securities Act in relation to this registration statement and prospectus, as amended. (See, "Commission's Position on Indemnification for Securities Act Liability.")

      The shares to be registered under the registration rights agreement are related to separate transactions between Medi-Hut and each selling stockholder. In an arms-length transaction, we entered into a Unit Purchase Agreement, dated November 30, 2000, with Mid-West, an accredited investor. Mid-West agreed to purchase 475,000 units, at $4.20 per unit, for $1,995,000. Each unit consists of one share of Medi-Hut common stock and one warrant for the right to purchase one additional common share at an exercise price of $5.25. The units were sold in reliance on an exemption from the registration requirements provided by Section 4(2) of the Securities Act of 1933. However, we granted registration rights for the shares we sold to Mid-West and the shares to be issued upon exercise of the warrants. In addition, Mid-West agreed not to acquire or own more than 4.99% of our outstanding common stock at any time.

      Columbia Financial has been our investors relation firm since March of 1998. We have entered into three consultant agreements with Columbia Financial since 1998. Columbia Financial provides consulting and services for investor relations, public relations, publishing, advertising, fulfillment, as well as, Internet related services. Columbia Financial provides such services for a specified term, usually a year, for a set fee, but agreed to accept warrants to purchase common shares in consideration for the services they provide to us.

      In connection with the consultant agreement with Columbia Financial in March 1998, we issued warrants valued at $26,625 to purchase 200,000 common shares at various exercise prices. Subsequently, Columbia assigned the warrants to Mutual Ventures Corporation on April 10, 2000. In June 1999 we issued warrants valued at $23,500 to purchase 500,000 common shares at various exercise prices. In October 2000 we issued warrants valued at $2,041,000 to purchase 600,000 common shares at an exercise price of $5.00. The warrants issued to Columbia Financial in consideration for their services were exercisable on the date of each agreement. None of the warrants issued have been exercised as of the date of this filing.

      The following chart describes the warrants issued in connection with the transactions described above.

-----------------------------------------------------------------------------
                                 Number of
Selling       Date Warrant       Underlying Exercise  Expiration         Potential
Stockholder   Exercisable        Shares     Price     Date               Proceeds
------------  -----------------  ---------- --------  ------------------ ------------
Mutual         March 2, 1998        50,000  $  3.00   March 2, 2001      $    150,000
Ventures                "           50,000     3.50           "               175,000
                        "           50,000     4.00           "               200,000
                        "           50,000     5.00           "               250,000
------------  -----------------  ---------- --------  ------------------ ------------
Columbia
Financial     June 1, 1999         125,000  $  0.50   June 1, 2002       $     62,500
                        "          125,000     0.75           "                93,750
                        "          125,000     1.00           "               125,000
                        "          125,000     1.25           "               156,250
------------  -----------------  ---------- --------  ------------------ ------------
Columbia
Financial     October 1, 2000      600,000  $  5.00   October 1,2005     $  3,000,000
------------  -----------------  ---------- --------  ------------------ ------------
Mid-West      November 30, 2000    475,000  $  5.25   November 30, 2005  $  2,493,750
-------------------------------------------------------------------------------------

                               USE OF PROCEEDS

      We are registering the shares for the benefit of the selling stockholders and they will sell the shares from time to time under this prospectus. We will not receive the proceeds from the resale of the 2,250,000 shares to be sold by the selling stockholders. The selling stockholders are not obligated to exercise their warrants, and there can be no assurance that they will exercise all or any of them. If they exercise all of the warrants we could receive approximately $6,706,250 in proceeds. We intend to use these proceeds for working capital, which may include payment of salaries, rent, research and development, investigation of business opportunities, purchase of inventory and marketing expenses. We will pay all the costs of this offering, with the exception of the costs incurred by the selling stockholders for their legal counsel and the costs they may incur for brokerage commissions on the sale of their shares.


                       DETERMINATION OF OFFERING PRICE

      We relied on the market price of our common stock to determine the offering price of the units and the exercise price of the warrants issued in the transactions described above. Due to the volatility in the price of our common stock and the variations in the trading volume, we surveyed the quoted trading price of our common stock on the NASD OTC Bulletin Board for approximately 90 days prior to the transactions and used that information to establish the price of the units and warrants. The quotations for the OTC Bulletin Board represent prices between dealers and may not include retail markups, markdowns, or commissions and may not necessarily represent actual transactions. The range of the high and low bid prices of our stock as reported by the Nasdaq Trading and Market Services can be found on page 16.


                            SELLING STOCKHOLDERS

      The following table sets forth the name, number of shares of common stock and the number of shares which may be purchased by the warrants owned by each selling stockholder. Since the selling stockholders may sell all, a portion or none of their shares, no estimate can be made of the aggregate number of shares that are being offered or that will be owned by each selling stockholder upon completion of the offering to which this prospectus relates. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below:



                               NUMBER OF SHARES             PERCENTAGE OF
                RELATIONSHIP   HELD PRIOR TO    NUMBER OF   OWNERSHIP
NAME            TO MEDI-HUT    OFFERING         SHARES (1)  AFTER OFFERING(2)
--------------  -------------  --------------   ----------  -----------------
Mid-West           Accredited
                   investor           0            950,000       7.2%

Columbia           Investor
Financial          relations
                   firm             100          1,100,000       8.4%

Mutual             Warrant
Ventures           Holder             0            200,000       1.5%

      (1)   Includes ownership of shares issuable upon exercise of warrants.
      (2) Estimated percentage assumes ownership percentage based on 13,179,800 shares, which include 10,929,800 shares which are currently outstanding shares, plus the 475,000 common shares issued with the units and assumes all 1,775,000 warrants are exercised.


                            PLAN OF DISTRIBUTION

     We have agreed to register these shares, but the registration of these shares does not necessarily mean that any of them will be offered or sold by the selling stockholders. The selling stockholders will have absolute discretion as to the manner and timing of sales of the shares, when and whether the warrants are exercised and the sale of the shares issued upon exercise of the warrants. They may sell all or a portion of the shares through public or private transactions, on or off established markets, or in negotiated transactions or otherwise. The sales may be at prevailing prices or related to the current market price or at negotiated prices. The shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best-efforts basis. The methods by which the shares may be sold include:
* a block trade, which may involve crosses, in which the broker or dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
* purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;
* ordinary brokerage transactions and transactions in which the broker solicits purchasers;
*   privately negotiated transactions;
* The selling stockholders may deliver all or a portion of the shares to cover a short sale or sales made after the date of this prospectus, or a call equivalent position or a put equivalent position entered or established after the date of this prospectus; and/or
* The selling stockholders may also sell all or any portion of the shares in reliance upon Rule 144 under the Securities Act.

      The distribution of the shares is not subject to any underwriting agreement. The selling stockholders and any broker-dealers participating in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the shares by the selling stockholders and any commissions received by any broker-dealers may be deemed to be underwriting commissions or discounts under the Securities Act.

      We will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations promulgated under it, including, without limitation, Regulation M, which may limit the timing of purchases and sales of the shares by the selling stockholders and any other person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to 5 business days prior to the commencement of the distribution. All of the foregoing may affect the marketability of our shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

      In the event a particular offer of these shares is made we will distribute a prospectus supplement, if required, that will identify the name of any dealers or agents and any commissions and other terms constituting compensation from the selling stockholders and any other required information. These shares may be sold at varying prices determined at the time of sale or at negotiated prices. In order to comply with the securities laws of certain states, if applicable, these shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, these shares may not be sold unless they have been registered or qualified for sale in that state or an exemption from the registration or qualification requirement of that state is available and is complied with.


                          DESCRIPTION OF SECURITIES

      We have 100,000,000 authorized common shares, par value $.001, of which 10,929,800 common shares are issued and outstanding as of December 18, 2000. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof (i) to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of Medi-Hut.

                    INTERESTS OF NAMED EXPERTS AND COUNSEL

     We are not aware of any expert or legal counsel named in this prospectus who will receive a direct or indirect substantial interest in the offering. Our counsel, Cindy Shy, P.C., will pass on the legality of the shares to be issued pursuant to the sale of units and exercise of warrants. Our financial statements for the fiscal years ended October 31, 2000 and 1999 have been audited by Rosenberg, Rich, Baker & Berman, independent auditors. We have included our financial statements in the prospectus in reliance on Rosenberg, Rich, Baker & Berman's report, given on their authority as experts in accounting and auditing.


                  COMMISSION'S POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITY

In the registration rights agreement we have agreed to indemnify each selling stockholder, its officers, directors and each person controlling them within the meaning of the Securities Act. We have agreed to reimburse each selling stockholder, for all costs and attorney's fees incurred in connection with investigation or defense of any action which arises out of or is based upon:
     * any untrue statement or alleged untrue statement of a material fact contained in any prospectus or any related registration statement incident to this registration; or
     * any omission or alleged omission to state a material fact required to be stated or necessary to make the statements not misleading;
     * however, we will not indemnify a selling stockholder if the untrue statement or omission, or alleged untrue statement or omission, was provided to Medi-Hut in writing by the selling stockholder for use in the preparation of any registration statement or prospectus.

      Each selling stockholder has agreed to indemnify and reimburse Medi-Hut, it officers and directors and persons who control Medi-Hut for any claims or actions based on a material misstatement or omission, or alleged untrue statement or omission, as described above. However, the selling stockholder is not required to indemnify Medi-Hut if the action or claim is related to our failure to supply a copy of the prospectus to a person we are obligated to provide a copy to.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                  BUSINESS

      The following description of Medi-Hut's business should be read in conjunction with the information included elsewhere in this prospectus. This section contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this prospectus.

Our Business

      We wholesale name brand drugs, medical products, our anti-stick safety syringe, our "Elite" brand and private label medical products and our "Tru-Choice" over-the-counter drugs which are provided to us by various suppliers. We sell our products through drug wholesalers who then sell the products to pharmacies and through mail order. In April of 1999 we introduced our own "Elite" brand of medical products and in September of 1999 we launched our Tru-Choice brand of over-the-counter drugs ("Tru-Choice drugs"). Then in October 2000 we introduced our Elite Safety Syringe, our anti-stick safety syringe.

Principal Products.

      Name Brand Drugs.   We wholesale name brand drugs which are drugs that
are protected by patent or licensure; for example "Viagra". When a drug is patented, no other person can produce or sell that drug for twenty years without the patent owner's permission. In September of 1999 we began to wholesale Certia XT Caps, Nubain, Terazosin ACL Caps and Viagra. These name brand drugs were 71.2%, or $5,790,185, of our total revenues for the 2000 fiscal year.

      Medical Products. Our medical products include syringes, hot and cold packs, gauze bandages, adhesive bandages and paper products, which accounted for approximately 22.2%, or $1,803,605, of our revenues during fiscal year 2000.

      Elite Safety Syringe. Our Elite Safety Syringe is our newest product. Safety syringes are defined as those products that incorporate features designed to safely cover the sharp needle with minimal effort and minimize danger to the user by preventing accidental needle sticks. There are two types of anti-stick syringes: 1) Active device - this product demands that the user in some way make a physical movement to activate the device after the injection and prior to disposal; 2) Passive device - this product activates automatically after injection and should be designed not to interfere with the normal injection procedure.

      Our Elite Safety Syringe is a passive device which incorporates a transparent sleeve into which the needle will automatically retract after use. The Elite Safety Syringe had a 90% acceptance rating in its clinical evaluations. We hold a patent for this syringe and in June of 1995 we received a 510(k) Food and Drug Administration (the "FDA") approval to market this syringe. In December of 1999 we improved our original design by reducing the number of parts and including a lock tip which allows changing of a needle to facilitate drawing medications from a medicine vial. Unlike many anti-stick syringes that are now in the marketplace, our Elite Safety Syringe can be activated using a one hand technique. We believe our Elite Safety Syringe will decrease accidental needle sticks of medical service providers.

      In October of 2000 we started production of the Elite Safety Syringe in a FDA registered and ISO 9002 approved facility in Korea. In January 2001 we received shipments of 1cc safety syringes and we anticipate shipments of 3cc safety syringes before August 2001. As of December 31, 2000 we have sold $11,020 of this product. We believe the Elite Safety Syringe is manufactured using sophisticated, patented, high-tech machinery which allows production of a precise quality product. We intend to contract out the manufacture of the Elite Safety Syringe at least for the first 18 months so that we can enter the marketplace in an orderly and timely manner. We expect to market our Elite Safety Syringe through hospital distributors that will handle the selling, in house training of users, warehousing and distribution of this product.

      Other Products. During our fiscal year 2000, our Elite brand and private label products, which include alcohol prep pads and condoms, have accounted for approximately 5.2% of our revenues and our Tru-Choice drugs were 1.4% of our revenues. The alcohol preps complement our syringe product line because they are primarily used as a topical antiseptic, anti-infective prior to administering injections. Each soft, absorbent, non-woven pad is impregnated with 70% isopropyl alcohol, USP. Our alcohol preps are made under strict quality control guidelines in the United States. We produce our alcohol preps in two sizes and package them 100 or 200 per box.

      Our condoms are made of natural rubber latex and are silicone lubricated with a reservoir tip. Our latex condoms are made to exacting specifications, with each condom electrically tested for holes during the manufacturing process, dimensional checks are performed and leak tests using water are also conducted. Our condoms are manufactured in Korea at a plant that is ISO 9002 approved, but they are tested by the FDA prior to entering the United States marketplace. (See, "Government Regulation," below.) In 1999 the FDA adopted a requirement that each individually wrapped condom have a lot number and expiration date. We have been using lot numbers and expiration dates on our condom packages for the last ten years. We have not had any recalls or product complaints regarding our condoms.

Distribution

      Our products are sold through large drug wholesale chains in the United States who then sell them through pharmacies and mail order. We do not use a large sales force. We conduct our sales to wholesale distributors from our office located in Lakewood, New Jersey. We use three employees who contact the wholesalers by telephone or make periodic visits. Once we have made a sale to a wholesaler, we place a purchase order with one of our third-party suppliers. Usually, the purchase order provides shipping instructions to the third-party supplier for delivery of the product to the wholesaler. In the event the product is not shipped by the third-party supplier, we have the product delivered to our warehouse and then ship it directly from our warehouse inventory to the wholesaler.

      Our policy is to have at least 80% of a product in inventory prior to generating a purchase order for the product. We carry a one month inventory of products which are warehoused at the third-party manufacturer or assembly facilities we use. Our customary business practice is for our large buyers to place purchase orders several months in advance. This allows us to notify our third-party suppliers in advance of needed product. All sales are on thirty
(30) day credit. Returned merchandise is minimal due to the vigorous tests that our products endure prior to shipment.

Principal Suppliers

      Our ordinary course of business is to place a purchase order with our third-party suppliers when we want to order product. We do not enter into long term formal contracts with our third-party suppliers in regards to the private brand labeling or manufacture of our products. However, we do require such third-party suppliers to agree not to disclose confidential information regarding the identity of our customers to third parties, to not directly or indirectly compete with us, nor to contact our customers. We also require the third-party supplier to agree to follow our delivery instructions in the purchase order.

       We purchase products internationally from FDA registered and ISO 9002 approved medical device facilities, as well as from manufacturers here in the United States. We are dependent upon these suppliers and the loss of any one of these suppliers would have a material adverse effect on our operations. However, we believe any of our suppliers could be replaced within sixty (60) days. Kinray Inc. located in New York supplies our name brand drugs. Banta Health Care Products, Inc., located in Michigan, produces our miscellaneous paper products. Sam Woo Corporation located in Seoul, Korea supplies our Elite Safety Syringe. We have teamed up with Packaging Electronics and Device Corporation for production of our hot & cold packs. Packaging Electronics and Device Corporation holds the patent to the hot and cold pack we sell and allows us to distribute and use our Elite brand label on their unique product.

On November 16, 2000, we entered into a joint venture with COA International Industries, Inc., a Korean corporation. COA International manufactures and exports medical disposable products, including disposable syringes. The purpose of the joint venture is to establish a new syringe production facility located in the Republic of Korea. We are currently seeking Korean government validation or approvals for the formation of the joint venture company, Medi-Hut International (Mfg.) Co., Ltd. We may be unable to obtain such validations and approvals which would result in the joint venture agreement being terminated. Management believes we will have better control over the manufacture and distribution of the Elite Safety Syringe if we have an ownership interest in the manufacturing facility.

Principal Customers.

      We do not enter into long term written agreements with our customers. We accept orders from these customers by telephone, fax, mailed purchase orders, or in person and immediately place the order with our suppliers. The loss of any one of these customers would have a material adverse effect on our results of operations.

      During fiscal year 2000 we relied on four major customers who are drug wholesale distributors for 69.4%, or $5,641,930, of our total revenues. These customers purchased name brand drugs and medical products. Jomar Marketing accounted for $2,287,981, or 28.1%, of our revenues. 824 Drug Corp. accounted for $1,235,661, or 15.2%; Colora accounted for $1,060,199, or 13.0%; and
Larval Corp. accounted for $1,058,089 or 13%.

      During fiscal year 1999, we relied on three major customers for 41.3%, or $1,962,808, of our revenues. 824 Drug Corp accounted for $723,137, or 15.2% of our revenues. Jomar Marketing and Larval Corp. accounted for 13.0% each of our revenues with $620,453 and $619,218, respectively.

Product Development.

      We are committed to search out and develop safety products for the health care profession and to supply the consumer with quality medical products for a reasonable price. We incurred approximately $32,201 in research and development costs during 1995 for FDA registration and patent protection of our Elite Safety Syringe. We have not had any other research and development costs since that time. We currently are in the process of filing for another patent for our Elite Safety Syringe.

Competition

      We compete with companies large and small which wholesale name brand drugs and medical products. We believe we have less than a 1% share of such markets. We maintain our competitive stance by offering a quality product for less money. We believe our products are priced lower than products sold by the market leaders, which allows our third party wholesalers to realize greater profits. We price our products based upon available data regarding the selling prices of products being sold by the companies in our markets. Based on that data, management establishes a price for a product which is lower than the price of the market leaders.

      The safety syringe market is dominated by Becton Dickinson and Sherwood Medical. Both of these companies manufacture an active device which requires two hands and activates manually after the injection. Our Elite Safety Syringe can be activated using a one hand technique and is priced lower than our competitor's products. Retractable Technology, a Texas Corporation, has entered the market place recently with a passive device similar to our Elite Safety Syringe. However, we intend to price our Elite Safety Syringe approximately 15% less than this competitor's passive syringe device.

Patent, Trademark, License and Intellectual Property

      Our Elite Safety Syringe holds United States Patent No. 5,562,626, issued October 8, 1996. In December of 1999 we filed an updated patent for the Elite Safety Syringe. Then in January 2001 we made another application for a new patent for our Elite Safety Syringe. We believe that this patent is of material importance to the future growth of our business because of the anticipated growth in the safety syringe markets. The Elite Safety Syringe is classified as a passive anti-stick safety syringe and is one of the few that can be activated with the ease of use of a normal plastic disposable syringe. We also hold the FDA 510(k) #K933569 which allows us to assign the manufacturing rights of the Elite Safety Syringe. (See, "Government Regulation," below.) The 510(k) is listed as an initial distributor of a Class II Special Controls device. We do not have any licenses, franchise or concessions agreements in place for this product at this time. We believe our future success will depend, in part, on our ability to protect our Elite Safety Syringe patent, however, if a third party infringes upon our patent we could expend substantial costs in its protection.

Government Regulation

      Our medical products are subject to regulation by the federal FDA and various other federal and state agencies as well as by a number of foreign governmental agencies. Our third-party manufacturers are primarily responsible for our products meeting these regulations. We believe they are in compliance in all material respects with the regulations based on the fact that our third-party manufacturers are FDA registered and their products meet FDA standards. Compliance with these regulations has not had, and is not expected to have, a material adverse effect on our business.

      Manufacturers in the United States, as well as our foreign manufacturers, that manufacture our products must be registered with the FDA. Our contract manufacturers must comply with an FDA registration process and are subject to random and unannounced on-site FDA periodic inspections. After registration with the FDA, the FDA will inspect the facility for compliance with the general controls. The general controls provisions require annual registration, listing of devices, good manufacturing practice, and labeling. It also prohibits misbranding and adulteration. Our foreign suppliers' finished products are analyzed and tested by the FDA either once the product enters the United States, or when it is taken off the shelf of a pharmacy or hospital. If the FDA has questions at the time of an inspection, we will have a reasonable time to answer and comply with the necessary governmental concerns.

       Our third party manufacturers are responsible for education of their employees regarding FDA requirements and receive all changes of rules applicable either to product compliance or good manufacturing procedures as announced in the Federal Register. We notify our suppliers of changes that we deem necessary or we are aware of that are being discussed within the governmental agencies. By keeping our third party manufacturers informed we help them remain on the cutting edge of governmental changes in laws.

      We filed a Section 510(k) notification of intent to market our Elite Safety Syringe and on March 14, 1995 the FDA granted approval to manufacture and market the Elite Safety Syringe in the United States. This 510(k) approval is not FDA approval of the Elite Safety Syringe, but approval to market the syringe. The purpose of a 510(k) approval is to demonstrate that the medical device is substantially equivalent to a legally marketed device that was or is currently on the United States market. A device is substantially equivalent if, in comparison to a legally marketed device it:
(a) has the same intended use as a legally marketed device and has the same technological characteristics as such device; or (b) has the same intended use as such device; and has different technological characteristics that have to be proved safe.

      In the case of our Elite Safety Syringe, we were required to perform a clinical evaluation study to prove that the Elite Safety Syringe, as intended for use, was similar to devices on the market that had no spring activation. We then met with the FDA after the clinical evaluation. The FDA inquired about the number of syringes used in the evaluation and where in the hospitals the evaluations were located. After this meeting the FDA granted the 510(k) without further inquiry.

      We purchase product from international suppliers who we require to be ISO 9002 approved. ISO 9002, the International Quality System Standard, is a quality assurance program with a principle focus on management responsibility, planning, monitoring, corrective action, and documentation. These principles are applied to the production and the installation aspects of a business. ISO 9002 applies in situations when:
      a) The specified requirements for product are stated in terms of an established design or specification, and
      b) Confidence in product conformance can be attained by adequate demonstration of a supplier's capabilities in production, installation and servicing.
An ISO 9002 facility uses procedures that include management, quality plans, contracts, document/data, purchasing, traceability, process control, correct/prevent, storage/handle, quality records, auditing, training, servicing, and statistics.

Employees

      We have five full-time employees, two of which are directors and officers.

Business Development

      Indwest, Inc. was incorporated in the state of Utah on August 20, 1981 as Gibraltor Energy. Indwest did not have operations since its inception. Medi-Hut Co., Inc. was incorporated in the state of New Jersey on November 22, 1982 and was involved in the business of selling wholesale medical supplies ("Medi-Hut, New Jersey"). On January 28, 1998, Medi-Hut, New Jersey entered into an Agreement and Plan of Reorganization with Indwest. Indwest was the surviving corporation of the merger and changed its name to Medi-Hut Co. Inc., a Utah corporation ("Medi-Hut, Utah"). Pursuant to the merger agreement, the directors and officers of Indwest resigned and the management of Medi-Hut, New Jersey filled the vacancies, and the former shareholders of Medi-Hut, New Jersey obtained 55.4% of the voting power.

      On February 2, 1998 Medi-Hut Co., Inc. was incorporated in the state of Delaware. On February 27, 1998, Medi-Hut, Utah completed a change of domicile merger with Medi-Hut, Delaware. We currently are a Delaware corporation holding a Certificate of Authority to do business in the state of New Jersey.

Reports to Security Holders

      We are required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"). We must file annual, quarterly and other reports with the Securities and Exchange Commission ("SEC"). We also are be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders.

Available Information

      Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C. 20549 and at the Northeast Regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also should be available through the Internet by using the SEC's EDGAR Archive, the address of which is http://www.sec.gov.

      We currently use an investor relations firm, Columbia Financial Group, ("Columbia Financial") and interested persons may call at (888) 301-6271. Columbia Financial has provided consulting and services for investor relations, public relations, publishing, advertising, fulfillment, as well as Internet related services to Medi-Hut for the past three years. In October 2000 we entered into another consultant agreement with Columbia Financial. Columbia Financial provides such services for a term of twelve (12) months for a set fee. Columbia Financial agreed to accept $1.2 million and warrants to purchase 600,000 common shares for its services under the new agreement.
These warrants were valued at $2,041,000, have an exercise price of $5.00 and expire October 1, 2005. None of the warrants related to this agreement have been exercised as of the date of this filing. We have recorded $20,833 for such consulting expenses as of October 31, 2000. We do not reimburse Columbia Financial for expenses incurred for its services. Either party may terminate the agreement with 30 days written notice with certain conditional repayments. The agreement may be terminated within the first four months and, in that event, we are not obligated to make payments to Columbia Financial for services rendered. Columbia Financial has also entered into an agreement on our behalf with Internet Stock Market Resources for dissemination of our company information to its subscribers.

                           MARKET FOR COMMON EQUITY

      Our common stock is traded over-the-counter and quoted on the NASD OTC Electronic Bulletin Board under the symbol "MHUT." The following table presents the range of the high and low bid prices of our stock as reported by the Nasdaq Trading and Market Services for each fiscal quarter for the last two fiscal years ending October 31. Such quotations represent prices between dealers and may not include retail markups, markdowns, or commissions and may not necessarily represent actual transactions.

 Fiscal Year          Quarter Ended        High       Low
 ------------         -------------        -----      -----
 1999                 January 31st          0.53       0.13
                      April 30th            0.41       0.23
                      July 31st             0.94       0.20
                      October 31st          2.75       0.84

 2000                 January 31st          4.69       1.53
                      April 30th            6.81       3.53
                      July 31st             5.63       3.00
                      October 31st          6.31       2.75

      There were approximately 240 stockholders of record as of December 18, 2000. We have not declared dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

      The following discussion and analysis should be read in conjunction with our financial statements and notes which are included at the end of this prospectus. (See, "Financial Statements.") We realize revenue when products are shipped and title passes to our wholesalers. Our inventory consists of finished products which are warehoused at the third-party manufacturer's or supplier's facility or when necessary at our own warehouse. Revenue is net of returns, which have historically been less than 2% of gross sales. Our fiscal year ends on October 31st and the following discussions are based on the consolidated financial statements of Medi-Hut and Vallar for the 2000 fiscal year and restated financial statements for the 1999 fiscal year.

Acquisition Treatment

       In April 2000, in an arm's length transaction, Medi-Hut acquired Vallar Consulting, a privately held New York corporation in the business of selling over-the-counter and name brand pharmaceuticals to distributors and wholesalers nationwide. Vallar had been one of our major customers during our 1999 fiscal year representing $120,211, or 9.4%, of our total revenues. Pursuant to the agreement, dated January 10, 2000, we issued 350,000 common shares valued at $1,340,500 to Lawrence Marasco, the sole owner of Vallar.
The parties negotiated the acquisition price for Vallar rather than using typical valuation models. Vallar's value was established at approximately $1.3 million based upon posted revenues in excess of 3.5 million during its 1999 fiscal year, anticipated sales over a five year period, Mr. Marasco's 26 to 27 years of experience in the industry and the value of Vallar's client base.
The assets involved in the transaction were primarily accounts receivable since Vallar did not own physical plants, equipment or property.

      The acquisition was treated as a pooling of interests for accounting purposes and Vallar became our wholly-owned subsidiary. The acquisition was structured as a tax free stock-for-stock exchange pursuant to Section
368(a)(1)(B) of the Internal Revenue Code of 1986 as amended.   Subsequently,
Vallar was dissolved and all assets, liabilities and equity were recorded on our books and our financial statements have been restated to reflect these allocations.

Results of Operations

      The following table summarizes our results of operations for the fiscal years ended October 31, 2000 and 1999.

                                 Years Ended October 31,
                                   2000          1999
                              ------------- --------------
                                              (Restated)

Net Sales                     $  8,130,696  $   4,758,268
Cost of Sales                    7,396,343      4,267,363
Gross Profit                       734,353        490,905

Selling, General &
  Administrative Expenses          498,835        581,346

Operating Income or (Loss)         235,518        (90,441)

Other Income (Expense)              62,146          3,555

Provision for Income Taxes          62,664            300

Net Income (loss)                  235,000        (87,186)

Earnings (Loss) per
 common share                 $       0.02  $       (0.01)


YEARS ENDED OCTOBER 31, 2000 AND 1999

      Sales. Sales increased $3,372,428 from fiscal year 1999 to 2000 This increase in sales was a result of increased sales of name brand drugs and medical products.

      Cost of Goods Sold. Costs of goods sold primarily consists of the cost of the products purchased from third-party vendors and shipping costs. During fiscal year 2000 as sales have increased the cost of goods sold has also increased from 89.7% of sales in 1999 to 91.% of sales in 2000. The increased costs are due to the smaller profit margin of the name brand drugs which accounted for 71.2% of our revenues.

      Selling, General and Administrative. Selling, general and administrative expenses include employee salaries and benefits, employee travel expenses, advertising, office expenses and occupancy costs. In fiscal year 2000 these expenses decreased $82,511 from fiscal year 1999. The decrease in expenses resulted primarily from reduced travel and office expenses and occupancy costs.

      Other Income (Expense). We recorded interest income of $62,146 for fiscal year 2000 compared to $8,109 for the 1999 fiscal year. This income is primarily from investments in commercial paper. We also incurred $4,554 of interest expense on our line of credit during fiscal year 1999.

      Income Taxes.   We had $127,931 available net operating loss carry
forwards as of October 31, 2000. We may use these carry forwards to reduce our Federal taxable income and tax liabilities in future years. The carry forwards will be used in full on the October 31, 2000 corporate tax return.

      Net Income (Loss).   We posted a net income for the year 2000 compared
to a net loss for the 1999 fiscal year. The acquisition of Vallar and sales of name brand drugs coupled with a reduction in selling, general and administrative expenses were the primary reasons for the net income.

      Management believes the following factors will affect our future results of operations: 1) Maintenance of our market share due to pricing our products below our competitors prices; 2) continued concern of the public and government entities about sexually transmitted diseases; and 3) changes in federal and state regulations which will require use of safety syringes by health care workers. In addition, management expects our Elite Safety Syringe to provide new sources of revenue during fiscal year 2001 as user demand for safety syringes increases. Management believes the enactment of the Needlestick Safety and Prevention Act and legislation in 16 states requiring the use of anti-stick syringes will increase demand for such devices.

YEARS ENDED OCTOBER 31, 1999 AND 1998

      Due to the acquisition and consolidation of Vallar, the financial statements for the fiscal year ended 1999 reflect the combined entities whereas the financial statements for the fiscal year 1998 are Medi-Hut's only. The following discussions reflect this consolidation. Accordingly, we believe a comparison of the results of our operations on a year-by-year basis is of limited benefit.

      Sales. Sales increased from $779,537 in 1998 to $4,758,268 in 1999. This increase in sales was a result of the acquisition of Vallar. However, sales were low during fiscal year 1998 because we lost a major customer, due to that company's change in ownership and the new management's decision to use a manufacturer who produced syringes in the United States. The loss of this customer represented approximately $375,000 in sales.

      Cost of Goods Sold. During fiscal year 1999 costs of goods sold were $4,267,363 compared to $552,173 in 1998. Cost of goods sold were 70.8% of sales in 1998 compared to 89.7% of sales in 1999. The increased costs are due to the smaller profit margin of the name brand drugs.

      Selling, General and Administrative. In fiscal year 1999, selling, general and administrative expenses were $581,346 compared to $271,162 in 1998. The increase in expenses resulted primarily from increased accounting and legal expenses, increased officer and employee salaries and increased insurance expenses.

      Net Income (Loss).   We posted a net loss of $45,997 in 1998 compared to
a net loss of $87,186 in 1999. Despite an increase in revenues, the gross profit was decreased due to the costs of goods sold.

Quarterly Trends

      We do not anticipate experiencing seasonal fluctuations in our operations because sales of medical supplies is not seasonal in nature.

Liquidity and Capital Resources

      We have funded our cash requirements primarily through revenues and sales of our common stock. We have required little short term debt financing and management expects our revenues and sales of stock to satisfy our present requirements for working capital and capital expenditures for the next twelve months. Our working capital at October 31, 2000 was $1,192,188 compared to $1,335,107 at October 31, 1999.

      A summary of our audited balance sheets for the years ended October 31, 2000 and 1999 are as follows:

                                             Years Ended  October 31,
                                               2000           1999
                                           -------------- --------------
                                                           (Restated)
Cash/Cash Equivalents                      $     502,243  $     384,733
Current Assets                                 2,908,632      1,812,701

Total Assets                                   3,572,298      1,839,200

Total Current Liabilities                      2,016,444        477,594

Total Stockholder's Equity                     1,555,854      1,361,606
Total Liabilities & Stockholder Equity     $   3,572,298      1,839,200

      For the fiscal year 2000, total assets increased $1,733,098 from fiscal year 1999 primarily due to prepaid consulting expenses related to our agreement with our investor relations firm, Columbia Financial, and acquisition of equipment and molds. Total current liabilities increased $1,538,850 from fiscal year 1999 to fiscal year 2000. The increase was primarily due to a deferred consulting payable of $900,000.

      Net cash used by our operating activities was $37,749 for the 2000 fiscal year, compared to $170,865 net cash provided by operating activities for 1999. Net cash provided by investing activities was $157,259 for fiscal year 2000 compared to net cash used by investing activities of $900,000 for fiscal year 1999. We purchased marketable debt securities in 1999 for $900,000 which had a fixed interest rate of 5.26% and 5.29% per annum and were unsecured. We redeemed $500,000 of the marketable debt securities during fiscal year 2000. As of October 31, 2000, the debt securities held have a fair value of $400,000, are due November 30, 2000 with a fixed interest rate of 6.49% per annum and are unsecured.

      Net cash used for financing activities during fiscal year 2000 was $2,000, which were deferred charges related to costs incurred for seeking small business loan financing. Financing activities provided net cash of $938,592 for fiscal year 1999 which were primarily proceeds from sales of our common stock. In August of 1999 we raised $1,000,000 from the sale of 2,200,000 common shares, which we used to commence the production of our Elite Safety Syringe. While we received the stated amount of consideration for those shares, we have revised the amounts stated in our financial statements to reflect the average high and low market price of the common shares on the date of issuance. We then applied a modest discount for lack of marketability. The difference between the average high and low market price and issue price has been reflected as common stock dividend. As a result of these change, we posted a constructive dividend of $866,250 for this issuance.

      As of October 31, 2000, our principal commitments consisted of office
and warehouse space and an automobile lease.   Monthly rental payments are
approximately $2,025 per month with total future minimum rental payments of $16,183 through the fiscal year 2003. In the event we are able to form a Korean corporation for the joint venture with COA International, we will be committed to provide capital funding of $1,000,000 for that entity.

      Financing. We have a working capital line of credit for $50,000 with PNC Bank, N.A. with an interest rate of 2% above the prime interest rate, which expires August 31, 2001. We also have a $150,000 revolving line of credit which expires October 10, 2001. PNC Bank, N.A. makes loans to us at 3% above the prime interest rate for the revolving line of credit. Both lines of credit are secured by all the assets of Medi-Hut and personal guarantees of our executive officers. As of the fiscal years ended 2000 and 1999 there were no amounts outstanding on either line of credit.

      Management anticipates that we may seek additional funding through future securities offerings which will be effected pursuant to applicable exemptions under federal and state laws. We will determine the purchasers and manner of issuance according to our financial needs and the available exemptions. We have no plans to make a public offering of our common stock at this time. We also note that if we issue more shares of our common stock our shareholders may experience dilution in the value per share of their common stock.

      On October 4, 1999, we received preliminary approval from the New Jersey Economic Development Authority for $5.75 million in financial assistance to build a manufacturing facility in New Jersey for our Elite Safety Syringe. However, the New Jersey Authority may not be able to allocate tax-exempt private activity bonds if it receives financing requests which exceed its private activity bond caps or if it determines that other projects should have priority over Medi-Hut's project. We are currently seeking an underwriter for the bonds. We anticipate that we will rely on Sam Woo Corporation to manufacture our Elite Safety Syringe for the short term.

      If additional funds are needed for our future growth, we can not assure that funds will be available from any source, or, if available, that we will be able to obtain the funds on terms agreeable to us. The acquisition of funding through the issuance of debt could result in a substantial portion of our cash flows from operations being dedicated to the payment of principal and interest on the indebtedness, and could render us more vulnerable to competitive and economic downturns.


                                   PROPERTY

      We lease 3500 square feet of office and warehouse space located in Lakewood, New Jersey. The leased premises are part of a 35,000 square foot industrial park. The initial term of the lease was for five years with the right to renew the lease for a period of five (5) years after the initial term. We have renewed the lease for an additional year and it will expire in February of 2001. We currently pay $2,025.21 per month, but the monthly rent payment is contingent upon increases in taxes, insurance and common area maintenance expense. We may cancel the lease with a 90 days written notice to the landlord.

                                  MANAGEMENT

      Our directors, executive officers and key employees and their respective ages and positions with us are set forth below. Biographical information for each of those persons is also presented below. Our bylaws provide for a Board of Directors consisting of three directors. Our directors serve for terms of one year. Our executive officers are chosen by our Board of Directors and serve at its discretion. Joseph Sanpietro and Vincent Sanpietro are brothers.


Directors and Officers

 Name                   Age        Position Held
 ----                   -----      -----------------
 Joseph A. Sanpietro     50        President, Director
 Vincent J. Sanpietro    53        Secretary, Director
 Robert Russo            41        Treasurer, Director

Joseph A. Sanpietro. President and Director of Medi-Hut since January 1998. Since 1982 Mr Sanpietro served as President of Medi-Hut, New Jersey. He graduated from Hofstra University in 1972, with a Bachelor of Science degree in chemistry and he continued his education at Seton Hall University with studies in chemistry and law. Mr. Sanpietro has had challenging careers with Cooper Laboratories, as a front line analytical chemist; Schering-Plough as an international analytical chemist leader where he was the youngest assistant manager with both BS and MS chemists reporting directly to him. Mr. Sanpietro was a project manager at Johnson & Johnson heading a multi-million dollar relocation startup project.

Vincent Sanpietro. Secretary and Director of Medi-Hut since January 1998. Mr. Sanpietro served as Secretary for Medi-Hut, New Jersey, since 1982. He graduated with a B.S. degree in Business Administration from New York

Institute of Technology. He held managerial positions in Wells Recruiting Personnel and he was President of Focus Personnel, an Illinois Corporation. Mr. Sanpietro was also Vice President of Sales of Focus Medical Products, Inc.

Robert Russo. Treasurer and a Director of Medi-Hut since March 1998. He is the Managing Senior Partner of Koenig, Russo and Associates, LLC and has been employed with that firm since 1982. Mr. Russo graduated from Seton Hall University, New Jersey, with a degree in accounting and received his Masters in Business Administration in business finance. He has extensive experience in accounting, auditing, and business management. Mr. Russo has concentrated his work in the field of taxes, employee benefit programs, business, financial, estate and retirement planning. Mr. Russo is also a member of the New Jersey Society of Certified Public Accountants and the American Institute of Certified Public Accountants.


                            EXECUTIVE COMPENSATION

     The following table shows the compensation paid to our named executive officers in all capacities during the past three fiscal years.

                          SUMMARY COMPENSATION TABLE


                                        Annual Compensation
                                        ----------------------------
                                        Fiscal
Name and Principal Position      Year   Salary ($)   Bonus       Other
------------------------------  ------  -----------  ----------  ------------
Joseph A. Sanpietro, President   2000   $ 77,225     $  0        $6,000 (1)
and Director                     1999     85,200        0             0
                                 1998     83,940        0             0

Vincent J. Sanpietro, Secretary  2000     51,428        0         5,000 (1)
and Director                     1999     63,700        0             0
                                 1998     47,353        0             0

Robert Russo                     2000          0        0        23,302(2)
Treasurer and Director           1999          0        0         5,635(2)
                                 1998          0        0         6,260(2)

      (1) Personal benefits: Lease payments for automobile.
      (2) Paid to Koenig, Russo & Associates for accounting services performed for Medi-Hut by Mr. Russo.

Compensation of Directors

      We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.

Employment Contracts

      We have not entered into employment contracts with our current executive officers. The entire Board of Directors, using their business judgment, determines the yearly salary for each officer. We believe the salaries paid to our executive officers are reasonable based on their experience and responsibilities.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth the beneficial ownership of our outstanding common stock of: (i) each person or group known by us to own beneficially more than 5% of our outstanding common stock, (ii) each of our executive officers, (iii) each of our director's and (iv) all executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to the shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 10,929,800 shares of common stock outstanding as of December 18, 2000.


                                  MANAGEMENT

                                          Common Stock Beneficially Owned
                                         --------------------------------
Name and Address of              Number of Shares of
Beneficial Owners                Common Stock            Percentage of Class
------------------------------   -------------------    --------------------
Joseph A. Sanpietro                   3,279,200               30.0 %
1935 Swarthmore Avenue
Lakewood, New Jersey 08701

Vincent J. Sanpietro                    554,800                5.1 %
1935 Swarthmore Avenue
Lakewood, New Jersey 08701

Robert Russo                             25,000 (1)              * %
1935 Swarthmore Avenue
Lakewood, New Jersey 08701

All executive officers and
 directors as a group                 3,859,000               35.3 %

*    Less than one percent

(1) Mr. Russo shares voting and investment power of 20,000 shares held by his wife.


                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      For the fiscal year 2000 and 1999, we paid $23,302 and $5,635, respectively, to Koenig, Russo & Associates LLC for the accounting services provided to us by Robert Russo, our Treasurer and Director. Mr. Russo owns Keonig, Russo & Associates LLC.


                CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      We have not had a change in or disagreement with our principal independent accountant during the past two fiscal years.

                              LEGAL PROCEEDINGS

      To the best of our knowledge we are not a party to any proceedings or threatened proceedings as of the date of this filing.

                             FINANCIAL STATEMENTS



                            Medi-Hut Company, Inc.

                             Financial Statements

                     October 31, 2000 and 1999 (Restated)

                            Medi-Hut Company, Inc.
                      Index to the Financial Statements
                     October 31, 2000 and 1999 (Restated)





                                                                         Page

Independent Auditors' Report on the Financial Statements....................1

Financial Statements

      Balance Sheets........................................................2

      Statements of Operations..............................................3

      Statement of Stockholders' Equity.....................................4

      Statements of Cash Flows............................................5-6

      Notes to the Financial Statements..................................7-14

      Independent Auditors' Report on the Additional Information...........15

Additional Information

      Schedules of Selling, General and Administrative Expenses............16

                                Rosenberg Rich
                                 Baker Berman
                                  & Company
                        A Professional Association of
                         Certified Public Accountants
         380 Foothill Road * PO Box 6483 * Bridgewater NJ 08807-0483
         908-231-1000 * Fax: 908-231-6894 * E-mail: rrbb@net-lynx.com


                         Independent Auditors' Report



To the Board of Directors and Stockholders of Medi-Hut Company, Inc.

We have audited the balance sheets of Medi-Hut Company, Inc. as of October 31, 2000 and 1999 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medi-Hut Company, Inc. as of October 31, 2000 and 1999, and the results of its operations, and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
December 20, 2000

                            Medi-Hut Company, Inc.
                                Balance Sheets



                                                           October 31,
                                                   ---------------------------
                                                        2000         1999
                                                   ------------- -------------
                                                                  (Restated)
    Assets

Current Assets
  Cash                                             $    502,243  $    384,733
  Marketable securities                                 400,000       900,000
  Accounts receivable                                   863,597       496,805
  Inventory                                             238,808        28,975
  Prepaid expenses                                        3,984         2,188
  Deferred consulting fees                              900,000             -
                                                   ------------- -------------
    Total Current Assets                              2,908,632     1,812,701
                                                   ------------- -------------

Machinery and Equipment                                  29,124        27,316
Molds                                                   154,800             -
Less:  Accumulated Depreciation                         (40,789)      (27,316)
                                                   ------------- -------------

    Net Machinery and Equipment and Molds               143,135             -

Deposit on equipment                                    183,267             -
Deferred consulting fees, net of current portion        300,000             -
Capitalized Cost Reduction, net of accumulated
   amortization of $4,796 and $4,164, respectively            -           632
Patent and Licensing Costs, net of accumulated
   amortization of $8,018 and $6,334, respectively       37,264        25,867
                                                   ------------- -------------
    Total Assets                                      3,572,298     1,839,200
                                                   ============= =============

    Liabilities and Stockholders' Equity

Current Liabilities
  Accounts payable and accrued expenses                 753,780       477,594
  Deferred consulting payable                           900,000             -
  Income taxes payable                                   45,540             -
  Deferred income taxes payable                          17,124             -
                                                   ------------- -------------
    Total Current Liabilities                         1,716,444       477,594
Deferred consulting payable, net of current portion     300,000             -
                                                   ------------- -------------
    Total Liabilities                                 2,016,444       477,594
                                                   ------------- -------------
Stockholders' Equity
  Common stock, voting $.001 par value; 100,000,000
   shares authorized; 10,829,800 and 10,822,800
   shares issued and outstanding, respectively           10,830        10,823
  Additional paid-in capital                          4,887,753     2,827,967
  Consultant services to be provided                 (2,041,000)      (13,708)
  Deferred charges                                      (57,506)      (20,713)
  Retained earnings (deficit)                        (1,244,223)   (1,442,763)
                                                   ------------- -------------
    Total Stockholders' Equity                        1,555,854     1,361,606
                                                   ------------- -------------
    Total Liabilities and Stockholders' Equity     $  3,572,298  $  1,839,200
                                                   ============= =============


See notes to the financial statements.                                      2

                            Medi-Hut Company, Inc.
                           Statements of Operations

                                                      Year Ended October 31,
                                                   ---------------------------
                                                         2000         1999
                                                   ------------- -------------
                                                                   (Restated)

Net Sales                                          $  8,130,696  $  4,758,268
                                                   ------------- -------------

Cost of Goods Sold
  Beginning inventory                                    28,500        38,739
  Net Purchases                                       7,593,591     4,250,730
  Custom fees/freight                                    13,060         6,394
                                                   ------------- -------------
     Cost of Goods Available for Sale                 7,635,151     4,295,863

Less:  Ending Inventory                                 238,808        28,500
                                                   ------------- -------------

     Cost of Goods Sold                               7,396,343     4,267,363
                                                   ------------- -------------

Gross Profit                                            734,353       490,905

Selling, General and Administrative Expenses            498,835       581,346
                                                   ------------- -------------

Income (Loss) from Operations                           235,518       (90,441)
                                                   ------------- -------------
Other Income (Expense)
  Interest income                                        62,146         8,109
  Interest expense                                            -        (4,554)
                                                   ------------- -------------
     Total Other Income (Expense)                        62,146         3,555
                                                   ------------- -------------

Income (Loss) Before Provision for Income Taxes         297,664       (86,886)
Provision for Income Taxes                               62,664           300
                                                   ------------- -------------

Net Income (Loss)                                  $    235,000  $    (87,186)
                                                   ============= =============
Earnings (Loss) per Common Share                   $       0.02  $      (0.01)
                                                   ============= =============
Earnings (Loss) per Common Share-assuming dilution $       0.02  $      (0.01)
                                                   ============= =============


See notes to the financial statements.                                    3

                            Medi-Hut Company, Inc.
                      Statement of Stockholders' Equity
               Period from October 31, 1998 to October 31, 2000

                                         Common Stock
                                         (No Par Value
                                         Prior to                      Consultant
                           Common        Recapitalization) Additional  Services                Retained
                           Shares        ($.001 Par        Paid-In     To Be         Deferred  Earnings
                           Issued        Value)            Capital     Provided      Charges   (Deficit)    Total
                           ------------- ----------------  ----------- ------------- --------- ------------ -----------
Balances, October 31, 1998    8,272,800  $         8,273   $  934,767  $          -  $      -  $  (564,345) $  378,695

Issuance of Common Shares
 Pursuant to a Private
 Placement Memorandum

   Shares Issued at
   discounted market value    2,200,000            2,200    1,854,050             -         -            -   1,856,250

   Dividend related to the
   difference between the
   issue price and
   discounted market value            -                -            -             -         -     (866,250)   (866,250)

Issuance of Warrants for
 Services Provided                    -                -       23,500       (23,500)        -            -           -

Funds expended for
 Deferred Charges                     -                -            -             -   (20,713)           -     (20,713)

Amortization of
 Consultant Services                  -                -            -         9,792         -            -       9,792

Net (Loss) Year Ended
 October 31, 1999
 (Restated)                           -                -            -             -         -      (87,186)    (87,186)
                           ------------- ----------------  ----------- ------------- --------- ------------ -----------
Balances, October 31, 1999   10,472,800           10,473    2,812,317       (13,708)  (20,713)  (1,517,781)  1,270,588

Issuance of Common Shares
 Pursuant to the acquisition
 of Vallar Consulting Group     350,000              350       15,650             -         -       75,018      91,018
                           ------------- ----------------  ----------- ------------- --------- ------------ -----------
Balances, October 31, 1999
 (as Restated)               10,822,800           10,823    2,827,967       (13,708)  (20,713)  (1,442,763)  1,361,606

Dissolution of Vallar
 Consulting Group                     -                -      (16,000)            -         -      (36,460)    (52,460)

Funds expended for
 Deferred Charges                     -                -            -             -    (2,000)           -      (2,000)

Stock issued to non-employee
 for deferred charges             7,000                7       34,786             -   (34,793)           -           -

Issuance of Warrants and
 Payment Agreement for
 Services to be Provided              -                -    2,041,000    (2,041,000)        -            -           -

Amortization of
 Consultant Services                  -                -            -        13,708         -            -      13,708

Net Income Year Ended
 October 31, 2000                     -                -            -             -         -      235,000     235,000
                           ------------- ----------------  ----------- ------------- --------- ------------ -----------
Balances, October 31, 2000   10,829,800  $        10,830   $4,887,753  $ (2,041,000) $(57,506) $(1,244,223) $1,555,854
                           ============= ================  =========== ============= ========= ============ ===========


See notes to the financial statements.                                                                   4


                        Medi-Hut Company, Inc.
                       Statements of Cash Flows

                                                                   Year Ended October 31,
                                                               -----------------------------
                                                                      2000         1999
                                                               -------------- --------------
                                                                                  (Restated)
Cash Flows From Operating Activities
Net Income (Loss)                                              $     235,000  $     (87,186)
Adjustments to Reconcile Net Income (Loss) to Net Cash
 Provided (Used) by Operating Activities:
  Depreciation and amortization                                       15,789          2,821
  Amortization of prepaid consulting expense                          13,708         26,625
  Deferred income taxes                                               17,124              -
  Dissolution of Vallar Consulting Group                             (62,675)             -
Decrease (Increase) in Assets
  Accounts receivable                                               (366,792)      (231,428)
  Inventory                                                         (209,833)         9,764
  Prepaid expenses                                                    (1,796)         2,320
Increase (Decrease) in Liabilities
  Accounts payable and accrued expenses                              276,186        447,949
  Income taxes payable                                                45,540              -
                                                               -------------- --------------
     Net Cash Provided(Used) by Operating Activities                 (37,749)       170,865
                                                               -------------- --------------

Cash Flows From Investing Activities
  Cash acquired from acquisition of Vallar                            10,215              -
  Purchases of marketable securities                                       -       (900,000)
  Redemption of marketable securities                                500,000              -
  Cash paid for molds and equipment                                 (156,608)             -
  Cash paid for patent and licensing costs                           (13,081)             -
  Cash paid for deposit on equipment                                (183,267)             -
                                                               -------------- --------------
     Net Cash Provided (Used) by Investing Activities                157,259       (900,000)
                                                               -------------- --------------

Cash Flows From Financing Activities
  Proceeds from sale of common stock                                       -        998,500
  Repayment of lines of credit                                             -        (39,195)
  Cash paid for deferred charges                                      (2,000)       (20,713)
                                                               -------------- --------------
    Net Cash Provided (Used)by Financing Activities                   (2,000)       938,592
                                                               -------------- --------------

Net Increase in Cash                                                 117,510        209,457
Cash at Beginning of Period                                          384,733        175,276
                                                               -------------- --------------
Cash at End of Period                                          $     502,243  $     384,733
                                                               ============== ==============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
   Cash Paid During the Period for:
     Interest                                                  $           -  $       4,554
                                                               ============== ==============
     Income taxes                                              $         300  $         300
                                                               ============== ==============




See notes to the financial statements.                                                    5


                        Medi-Hut Company, Inc.
                Statements of Cash Flows,Continued

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES

Common stock purchase warrants ($2,041,000) and a payment schedule ($1,200,000) were issued by the Company during 2000 for consultant services to be provided totaling $3,241,000.

Common stock purchase warrants were issued by the Company during 1999 for consultant services to be provided amounting to $23,500.

Common stock dividends amounting to $866,250 during 1999 were recognized as to the difference between the average high/low market price and issue price of the 2,200,000 common shares issued in accordance with the private placement memorandum.

Common stock was issued in 2000 for deferred charges amounting to $34,793.

The Company acquired Vallar Consulting Group in a business combination accounted for under the pooling of interests method during 2000:

        Assets           $  74,690
        Liabilities         (6,611)
        Equity             (78,294)
        Cash Received    $  10,215

See notes to the financial statements                             6

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Medi-Hut Company, Inc. ("Medi-Hut" or "the Company"), a company in the business of selling wholesale medical supplies, was originally incorporated in the State of New Jersey on November 22, 1982. On January 28, 1998, the Company entered into an Agreement and Plan of Reorganization (APR) with a public company Indwest, Inc. (Indwest), a Utah company incorporated on August 20, 1981 (formerly known as Gibraltor Energy, Gibraltor Group, Computermall of Philadelphia, Inc. and Steering Control Systems, Inc.). Pursuant to the APR, Medi-Hut's shareholders exchanged 100% of their common shares for 4,295,000 newly issued shares of Indwest on March 3, 1998.

For accounting purposes, the acquisition has been treated as an acquisition of Indwest by Medi-Hut and a recapitalization of Medi-Hut. The historical financial statements prior to January 28, 1998 are those of Medi-Hut. Pro-forma information is not presented since the combination is considered a recapitalization. Subsequent to the exchange, Medi-Hut merged with Indwest whereby Medi-Hut ceased to exist and Indwest, the surviving corporation, changed its name to Medi-Hut Company, Inc. On February 2, 1998, Medi-Hut Company, Inc. changed its state of domicile from Utah to Delaware. The surviving corporation's operations are entirely those of the former and new Medi-Hut.

Acquisition of Vallar Consulting Group and Restatement

On April 4, 2000, the Company acquired Vallar Consulting Group (Vallar) in a business combination accounted for as a pooling of interests. Vallar Consulting Group, which engages in the sales of medical supplies, became a wholly owned subsidiary of the Company through the exchange of 350,000 restricted shares of the Company's common stock for all of the outstanding stock of Vallar Consulting Group. Vallar was subsequently dissolved and all the assets, liabilities and equity was recorded on the books of Medi-Hut. The accompanying financial statements for October 31, 2000 and 1999 are based on the assumption that the companies were combined for the years ended October 31, 2000 and 1999 and financial statements of prior years have been restated to give effect to the combination.

The following is a reconciliation of the amounts of net sales and net income
(loss) previously reported for the year ended October 31, 1999 with restated amounts:


  Net Sales
    As previously reported      $     1,272,419
    Vallar Consulting Group           3,485,849
                                ----------------
      As Restated               $     4,758,268
                                ================
  Net Income (Loss)
    As previously reported      $       (74,462)
    Vallar Consulting Group             (12,724)
                                ----------------
      As Restated               $       (87,186)
                                ================

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Investments in Marketable Securities

The Company invests in debt securities which are classified at the date of purchase as held-to-maturity securities. Held-to-maturity securities are reported at amortized cost, as the Company has both the ability and intent to hold such securities until maturity.

Accounts Receivable

No reserve for doubtful accounts has been established since management believes that all accounts receivable are collectible in full.

Inventory

Inventory is stated at the lower of cost (determined on a first-in, first-out basis) or market. Market values represent the lower of replacement cost or estimated net realizable value.

Deferred Charges

Deferred charges are comprised of costs incurred by the Company for seeking small business loan financing. These charges will be amortized over the loan period when and if such financing is obtained or expensed in full should such financing not be obtained. No amortization expense has been recognized during the years ended October 31, 2000 and 1999.

Depreciation

Machinery and equipment are stated at cost. Depreciation is computed using the straight line method for financial reporting purposes which amounted to $13,473 and $263 for the years ended October 31, 2000 and 1999 respectively. The estimated useful lives of the machinery and equipment assets for financial statement purposes are five years. The estimated useful lives of molds for financial statement purposes are three years. For income tax purposes, recovery of capital costs for machinery and equipment and molds are made using accelerated methods over the asset's class life. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Amortization

The capitalized cost reduction on the auto lease is being amortized over the life of the lease (24 months). Total amortization for the years ended October 31, 2000 and 1999 was $632 and $948, respectively.

Research and Development

The only research and development costs incurred relate to patent and licensing costs which are being amortized over their remaining useful lives of 20 years on a straight line basis beginning on the patent application dates. Total amortization for the years ended October 31, 2000 and 1999 was $1,685 and $1,610, respectively.

Revenue Recognition

Revenue from product sales is recognized at the time of shipment provided that the resulting receivable is deemed probable of collection.

Income Taxes

In accordance with the provisions of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (SFAS No. 109"), deferred taxes are recognized for depreciation differences between book and tax methods and for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to realized.

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Issued for Services

The Company accounts for common stock and common stock purchase warrants issued for services by reference to the fair market value of the Company's stock on the date of stock issuance or warrant grant in accordance with Financial Accounting Standards Board Statement No. 123 "Accounting for Stock-Based Compensation. (FASB 123)" Compensation/consultant expense is recorded for the fair market value of the stock and warrants issued.

NOTE 2 - CONCENTRATIONS OF CREDIT AND BUSINESS RISK

The Company maintains cash balances in a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000 per account, of which the Company's accounts may, at times, exceed the federally insured limits.

The Company provides credit in the normal course of business to customers located primarily in the northeastern portion of the U.S. The Company performs ongoing credit evaluations of its customers.

NOTE 3 - MARKETABLE SECURITIES

Cost and fair value of the Company's investments in Held-to-maturity debt securities are as follows:

                                                 October 31,
                                              2000          1999
                                        -------------- --------------
      Amortized Cost                    $     400,000  $     900,000
      Gross Unrealized Gains/Losses                 -              -
                                        -------------- --------------
      Fair Value                        $     400,000  $     900,000
                                        ============== ==============

The debt securities held at October 31, 2000 are due November 30, 2000, have a fixed interest rate of 6.49% per annum and are unsecured. The debt securities held at October 31, 1999 were due between November 24, 1999 to November 26, 1999, had a fixed interest rate of 5.26% and 5.29% per annum and are unsecured.

The amortized costs and fair values of debt securities Held-to-maturity at October 31, 2000 and 1999 by expected maturity are all due in one year or less.

NOTE 4 - INVENTORY

Inventory consists of purchased finished goods which totaled $238,808 and $28,975 at October 31, 2000 and October 31, 1999 (Restated), respectively.

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 5 - LINES OF CREDIT

On October 10, 1997, the Company obtained a $150,000 revolving line of credit under which the bank has agreed to make loans at 3% above the prime interest rate. The line expired on October 10, 2000 but was renewed until October 10, 2001 and may be used to support and finance the Company's commercial foreign letters of credit. As of October 31, 2000 and October 31, 1999, there were $0 outstanding on this line of credit.

At October 31, 2000 and 1999, the Company had a $0 open letters of credit.

Also on October 10, 1997, the Company obtained a $50,000 working capital line of credit under which the bank has agreed to make loans at 2% above the prime interest rate. The line expired on August 30, 2000, but was renewed until August 30, 2001. As of October 31, 2000 and October 31, 1999, there were no amounts outstanding on this line of credit, respectively.

Both lines of credit are secured by all of the Company's assets and personal guarantees of the Company's officers.

NOTE 6 - OPERATING LEASE COMMITMENTS

The Company leases certain office and warehouse space (90 days cancelable) and an automobile under operating leases.

The following is a schedule of future minimum rental payments (exclusive of common area charges) required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of October 31, 2000.

         Year Ending October 31,
             2001                             $   6,697
             2002                                 6,697
             2003                                 2,789
                                              ---------
             Total minimum payments required  $  16,183
                                              =========

Rent expense for the years ended October 31, 2000 and 1999 (Restated) amounted to $27,347 and $27,713, respectively.

The office and warehouse lease contain provisions for contingent rental payments based upon increases in taxes, insurance and common area maintenance expense.

NOTE 7 - EARNINGS (LOSS) PER COMMON SHARE

Earnings (loss) per common share in accordance with the provisions of Financial Accounting Standards Board No. 128, "Earnings per Share", is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Common stock equivalents (warrants) have not been included in this computation as of October 31, 1999 since the effect would be anti-dilutive. At October 31, 2000, the following amounts were used in computing earnings per share and the effect on the weighted average number of shares of dilutive potential common stock. The number of shares used in the calculations for October 31, 2000 reflect of the common stock equivalents (warrants) if exercised:

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 7 - EARNINGS (LOSS) PER COMMON SHARE, Continued

                                              Year Ended October 31,
                                            ---------------------------
                                               2000          1999
                                            ------------- -------------
                                                           (Restated)
Weighted average number of common shares
  used in basic EPS                           10,679,013     9,159,238
Effect of Dilutive Securities:
  Warrants                                     1,400,000             -
                                            ------------- -------------
Weighted average number of common shares
 and dilutive potential common stock used
 in EPS - assuming dilution                   12,079,013     9,159,238
                                            ============= =============

NOTE 8 - WARRANTS

Pursuant to a one year consulting agreement beginning on March 2, 1998 for public relations services, the Company issued common stock purchase warrants as follows:
                         Exercise
                         Price        Exercise Term
                No. of   Per      ---------------------------
Date of Grant   Shares   Share    Start         Expiration     Vesting Rights
--------------  -------- -------- ------------- ------------- --------------
March 2, 1998    50,000  $ 3.00   March 2, 1998 March 2, 2001  Upon Issue
March 2, 1998    50,000    3.50   March 2, 1998 March 2, 2001  Upon Issue
March 2, 1998    50,000    4.00   March 2, 1998 March 2, 2001  Upon Issue
March 2, 1998    50,000    5.00   March 2, 1998 March 2, 2001  Upon Issue

Pursuant to another one year consulting agreement on June 1, 1999 for public relations services, the Company additionally issued the following warrants:

                         Exercise
                         Price        Exercise Term
                No. of   Per      ---------------------------
Date of Grant   Shares   Share    Start         Expiration    Vesting Rights
--------------  -------- -------- ------------- ------------- --------------
June 1, 1999     125,000 $  0.50  June 1, 1999  June 1, 2002  Upon Issue
June 1, 1999     125,000    0.75  June 1, 1999  June 1, 2002  Upon Issue
June 1, 1999     125,000    1.00  June 1, 1999  June 1, 2002  Upon Issue
June 1, 1999     125,000    1.25  June 1, 1999  June 1, 2002  Upon Issue

On October 1, 2000, the Company executed an additional 16 month agreement for public relations services to be provided that requires cash payments of $100,000 per month, totaling $1,200,000 beginning February 1, 2001. Moreover, 600,000 warrants have also been included as part of the agreement which entitles the holder to an exercise price of $5.00 per share, full vesting rights upon issuance and an expiration date of October 1, 2005. The Company has a four month trial period in which the entire agreement may be rendered null and void by the Company up to February 1, 2001.

On October 18, 2000, the Company issued to a consultant 100,000 warrants for future services to be provided over a three year period. The exercise price is $3.00 per share, full vesting rights upon issuance and an expiration date of October 18, 2003.

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 8 - WARRANTS, Continued

Consultant expense of $20,883 and $26,625 for the years ended October 31, 2000 and 1999, respectively, has been recorded in accordance with FASB Statement No. 123 as a part of selling, general and administrative expenses. The fair value of each warrant issued is estimated on the grant date using the black scholes pricing model with the following weighted-average assumptions used for grants for the years ended October 31, 2000 and 1999; dividend yield of 0%, risk-free interest of 5%, and expected lives of 3 years for the warrants. Warrants issued for consultant services to be provided have been valued at $2,041,000 and $23,500 at October 31, 2000 and 1999, respectively, and are reflected as contra equity accounts on the balance sheets.

At October 31, 2000 and 1999, there were 1,400,000 and 700,000 shares eligible for exercise, respectively, at prices ranging from $.50 to $5.00 per share. The weighted average remaining contractual life of the warrants is one year,3 months and 2 years, respectively, for the years ended October 31, 2000 and 1999. The weighted average exercise price of the warrants is $3.22 and $1.73, respectively, for the years ended October 31, 2000 and 1999.

NOTE 9 - MAJOR CUSTOMERS

For the years ended October 31, 2000 and 1999 (Restated), the Company had six major customers, respectively, sales to which represented approximately 78% ($6,323,926) and 61% ($2,909,814), respectively, of the Company's revenues. The Company had accounts receivable balances due from these customers of $633,686 and $345,753 at October 31, 2000 and October 31, 1999 (Restated),
respectively. The loss of these customers would have a materially adverse effect on the Company.

The following indicates the revenues from each of the major customers:

                                                  Year Ended October 31,
                                              ----------------------------
                                                 2000           1999
                                              -------------- -------------
                                                              (Restated)

   Major Customer #1                          $     402,109  $    341,492
   Major Customer #2                                279,887       307,608
   Major Customer #3                              2,287,981       297,906
   Major Customer #4                              1,060,199       620,453
   Major Customer #5                              1,058,089       619,218
   Major Customer #6                              1,235,661       723,137
                                              -------------- -------------
   Total                                      $   6,323,926  $  2,909,814
                                              ============== =============
NOTE 10 - RELATED PARTY TRANSACTIONS

Accounting services of $23,302 and $5,635 for years ended October 31, 2000 and 1999, respectively, were provided by a firm of which certain individuals in that firm are shareholders/directors of the Company.

NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash, Accounts Receivable, Accounts Payable and Lines of Credit

The carrying amount approximates fair value because of the short maturity of these instruments.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimate.

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 12 - INCOME TAXES

The income tax provision (benefit) is comprised of the following:

                                           Federal      State      Total
                                         ------------ ----------- ------------
Year Ended October 31, 2000
  Current                                $    37,001  $    8,539  $    45,540
  Deferred                                    13,913       3,211       17,124
                                         ------------ ----------- ------------
                                         $    50,914  $   11,750  $    62,664
                                         ============ =========== ============
Year Ended October 31, 1999
  Current                                $         -  $      300  $       300
  Deferred                                         -           -            -
                                         ------------ ----------- ------------
                                         $         -  $      300  $       300
                                         ============ =========== ============

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate entirely to net operating loss carryforwards for both Federal and State income tax purposes.

The differences between income tax provision (benefit) in the financial statements and the tax expense (benefit) computed at the U.S. Federal Statutory rate are as follows:


                                                       October 31,
                                              ----------------------------
                                                    2000         1999
                                              ------------- --------------
      Federal statutory rate                           39%              -
      State tax rate                                    9%              -
      Depreciation                                    (27%)             -
      Benefit from net operating loss
       carryforwards                                    -             (15)%
      Valuation allowance                               -              15 %
                                              ------------- ---------------
      Effective tax rate                               21%              -
                                              ============= ===============

The Company's total deferred tax (attributable to depreciation differences in 2000 and net operating loss carry forwards in 1999) and valuation allowance at October 31, 2000 is as follows:

                                                      October 31,
                                              ---------------------------
                                                   2000           1999
                                              ------------- -------------
    Deferred tax asset                        $          -  $     15,000
    Deferred tax liability                         (17,124)            -
    Less valuation allowance                             -       (15,000)
                                              ------------- -------------
       Net deferred tax asset (liability)     $    (17,124) $          -
                                              ============= =============

The change in the valuation allowance amounted to $15,000 and $12,000 for the years ended October 31, 2000 and 1999, respectively.

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 13 - SUBSEQUENT EVENTS

On November 16, 2000, the Company entered into a joint venture agreement with a South Korean company whereby Medi-Hut shall contribute $1,000,000 for a 44% interest in the anticipated entity. The joint venture formation is subject to approval by the South Korean government. The new entity will provide a facility for production of the Company's patented safety syringe and allow for better control over the manufacturing and distribution process.

On November 30,2000, the Company entered into an agreement to issue and sell 475,000 units to an investor in accordance with the provisions of Section 4(2) and Regulation D of the Securities Act of 1933. Each unit will have a price of $4.20 and shall be comprised of one share of the Company's common stock and one warrant to purchase a share of common stock in the Company which shall be exercisable beginning on the closing date of the transaction and extend over a five year period thereafter and shall grant to the investor or holder the right to purchase one additional share of the Company's common stock at a price of $5.25 per share. If this transaction had occurred prior to the October 31, 2000 balance sheet date, the weighted average of common shares outstanding for purposes of calculating earnings per share-assuming dilution would have increased by 950,000 common shares to 13,029,013 resulting in no change to the presently calculated $.02 earnings per share-assuming dilution.

On December 18, 2000, 100,000 warrants were exercised by a warrant holder totaling $300,000 of proceeds to the Company and the issuance of 100,000 shares of common stock.

                          Rosenberg Rich
                           Baker Berman
                            & Company
                  A Professional Association of
                   Certified Public Accountants
   380 Foothill Road * PO Box 6483 * Bridgewater NJ 08807-0483
   908-231-1000 * Fax: 908-231-6894 * E-mail: rrbb@net-lynx.com


      Independent Auditors' Report on Additional Information

To the Board of Directors and Stockholders of Medi-Hut Company, Inc.

Our report on the basic financial statements of Medi-Hut Company, Inc. as of October 31, 2000 and 1999 appears on page 1. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
December 20, 2000

                      Medi-Hut Company, Inc.
    Schedules of Selling, General and Administrative Expenses


                                                           Year Ended
                                                           October 31,
                                                   ---------------------------
                                                      2000           1999
                                                   ------------- -------------
                                                                   (Restated)

Officers' salaries                                 $    128,653  $    148,900
Sales salaries                                           37,800        15,500
Office and warehouse salaries                            24,900        13,500
Delivery expense                                            816         4,078
Advertising                                                 513         5,552
License and permits                                       4,345           397
General insurance                                        29,001        40,794
Payroll taxes                                            17,049        13,615
Rent                                                     27,347        27,713
Office supplies and expense                              40,541       117,713
Postage                                                     444           264
Accounting and legal                                     44,736        17,203
Consultant expense                                       20,883        26,625
Bank charges                                              2,605           366
Repairs and maintenance                                     294           101
Utilities                                                 1,974        13,010
Depreciation                                             13,473           263
Employee welfare                                         32,136        16,914
Amortization                                              2,317         2,558
Garbage removal                                             351           960
Auto expense                                             19,948        18,696
Bad debts                                                35,235             -
Travel and entertainment                                  5,001        84,660
Telephone                                                 4,806         4,581
Miscellaneous                                             3,667         7,682
                                                   ------------- -------------
                                                   $    498,835  $    581,645
                                                   ============= =============

No dealer, salesman or any other person has been
authorized to give any information or to make
any representations not contained in this prospectus;
any information or representation not contained
herein must not be relied upon as having been
authorized by Medi-Hut.  This prospectus does not
constitute an offer to sell, or a solicitation of
an offer to buy, any securities other than the
securities covered by this prospectus; nor does
it constitute an offer to sell, or a solicitation of
an offer to buy, any of the securities covered by     ____________________
this prospectus by Medi-Hut or any person to whom
it is unlawful for Medi-Hut to make such offer or        PROSPECTUS
solicitation.  Neither the delivery of this
prospectus nor any sale made hereunder shall, under   ____________________
any circumstances, create an implication that there has been no change in the affairs of Medi-Hut since the date of this prospectus.

                       __________                      Medi-Hut Co., Inc.

                   TABLE OF CONTENTS                2,250,000 Common Shares

                                         Page
Prospectus Summary.........................3
Risk Factors...............................4
Transactions Effected in Connection with
 the Offering..............................6
Use of Proceeds............................7
Determination of Offering Price............8
Selling Stockholders.......................8
Plan of Distribution.......................8
Description of Securities .................9
Interest of Named Experts and Counsel......9
Commission Position on Indemnification
 For Securities Act Liability..............10
Business...................................11
Market for Common Equity ..................16
Management's Discussion and Analysis.......16
Property...................................20
Management.................................20
Executive Compensation.....................21            January __, 2001
Security Ownership of Certain
 Beneficial Owners And Management..........22
Certain Relationships and Related
 Transactions..............................22
Changes in and Disagreements with
 Accountants...............................22
Legal Proceedings..........................22
Financial Statements.......................23

                             PART II

        ITEM 24: INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Our Articles of Incorporation and bylaws do not provide for indemnification of our directors and officers. However, pursuant to Delaware General Corporate Law Section 145 we must indemnify a present and former director and officer of Medi-Hut who is successful on the merits, or otherwise, in defense of an action or claim. We will indemnify such person for actual and reasonable expenses incurred by such person only if we determine that such indemnification is authorized. Such determination will be based upon whether such person conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, the our best interests. In a criminal action the person must not have had a reasonable cause to believe his conduct was unlawful. We may advance expenses if the person provides a written affirmation that he will repay the advance if he is adjudged not to have met the standard of conduct. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him.


       ITEM 25: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following table sets forth the expenses payable by us in connection with the sale of the shares. All the amounts shown are estimates except for the registration fee:

Securities and Exchange Commission Registration Fee.................$ 4,139.
Printing and Engraving Expenses.....................................    500.
Legal and Accounting Fees and Expenses..............................  9,000.
Transfer Agent and Registrar Fees and Expenses......................    250.
Miscellaneous.......................................................    250.
      Total.........................................................$14,139.


         ITEM 26: RECENT SALES OF UNREGISTERED SECURITIES

      The following discussion describes all securities sold by us within the past three years without registration:

      On January 23, 1998, Indwest issued an aggregate of 1,751,251 common shares to twelve persons for $33,333 in costs paid for or on behalf of Indwest and for services rendered to Indwest in connection with the merger with Medi-Hut, New Jersey. We relied on an exemption from registration under the Securities Act of 1933 by reason of Section 4(2) as a private transaction not involving a public distribution. The twelve persons had unrestricted access to detailed material information regarding Indwest due to personal relationships with Indwest's management and Indwest reasonably believed that each possessed sufficient sophistication to evaluate the information provided and was able to bear the economic risk of the purchase.

      On March 2, 1998 we issued warrants to Columbia Financial Group to purchase 200,000 shares of our common stock at an aggregate exercise price of $775,000 in consideration for its public relations services. Such services were valued at $50,500. We relied on an exemption from registration under the Securities Act of 1933 by reason of Section 4(2) as a private transaction not involving a public distribution. Columbia Financial was provided the same kind of information regarding Medi-Hut as would be available in a registration statement and Medi-Hut reasonably believed it possessed sufficient sophistication to evaluate the information provided.

      In March 17, 1998, we sold an aggregate of 27,000 common shares for $67,500 to eight persons. We relied on an exemption from registration under the Securities Act of 1933 by reason of Section 4(2) as a private transaction not involving a public distribution. The eight persons had unrestricted access to detailed material information regarding Medi-Hut due to personal relationships with Medi-Hut's management and Medi-Hut reasonably believed that each possessed sufficient sophistication to evaluate the information provided and was able to bear the economic risk of the purchase.

      On June 4, 1998, pursuant to Rule 504 of Regulation D, we sold 500,000 common shares to two accredited persons for $225,000. A 10% commission was paid for this offering. We relied on an exemption from the registration requirements under the Securities Act by reason of Section 3(b) and such offering did not exceed the $1 million aggregate limitation for sales of securities pursuant to Section 3(b) for the prior twelve months.

      On June 1, 1999 we issued an aggregate of 500,000 warrants to Columbia Financial in consideration for its consulting and investor relations services as our public relations consultant. The warrants are exercisable upon issuance for a period of three years, ending June 1, 2002, with an aggregate exercise price of $437,500. Such services were valued at $26,625. (See, "Description of Securities - Warrants," below.) We relied on an exemption from registration under the Securities Act of 1933 by reason of Section 4(2) as a private transaction not involving a public distribution. Mid-West First was provided the same kind of information as would be available in a registration statement regarding Medi-Hut and Medi-Hut reasonably believed it possessed sufficient sophistication to evaluate the information provided.

      On August 4, 1999, we offered an aggregate of 2,200,000 common shares for $1,000,000 pursuant to Rule 504 of Regulation D. Five accredited investors purchased 2,200,000 common shares for the $1 million aggregate offering price A 10% commission was paid for this offering. We relied on an exemption from the registration requirements under the Securities Act by reason of Section 3(b) and such offering did not exceed the $1 million aggregate limitation for sales of securities pursuant to Section 3(b) for the prior twelve months.

      On March 14, 2000 we issued 7,000 common shares to John E. Strydesky for consulting services valued at $34,792.50. We relied on an exemption from registration under the Securities Act by reason of Section 4(2) as a private transaction not involving a public distribution. Mr. Strydesky had unrestricted access to detailed material information regarding Medi-Hut due to personal relationships with Medi-Hut's management and Medi-Hut reasonably believed that he possessed sufficient sophistication to evaluate the information provided and was able to bear the economic risk of the purchase.

      On April 4, 2000 we agreed to issue 350,000 common shares valued at $1,340,500 to Lawrence Marasco in exchange for the one outstanding share of Vallar Consulting. We relied on an exemption from the registration under the Securities Act by reason of Section 4(2). Mr. Marasco was provided the same kind of information as would be available in a registration statement regarding Medi-Hut and Medi-Hut reasonably believed that he possessed sufficient sophistication to evaluate the information provided and was able to bear the economic risk of the exchange.

      On October 1, 2000 we issued warrants to purchase 600,000 common shares to Columbia Financial in consideration for its consulting and investor relations services as our public relations consultant. The warrants were valued at $2,041,000. The warrants are exercisable upon issuance for a period of five years, ending October 1, 2005, with an exercise price of $5.00. We relied on an exemption from registration under the Securities Act of 1933 by reason of Section 4(2) as a private transaction not involving a public distribution. Columbia was provided the same kind of information as would be available in a registration statement regarding Medi-Hut and Medi-Hut reasonably believed it possessed sufficient sophistication to evaluate the information provided.

      On October 18, 2000 we agreed to issued warrants to purchase 100,000 common shares to John Clayton in consideration for his consulting services rendered related to development of a business and management plan. Such services were valued at $109,000. And the warrants had an exercise price of $3.00 for a period of three years, ending October 18, 2003. We relied on an exemption from registration under the Securities Act of 1933 by reason of
Section 4(2) as a private transaction not involving a public distribution.
Mr. Clayton was provided the same kind of information as would be available in a registration statement regarding Medi-Hut and Medi-Hut reasonably believed he possessed sufficient sophistication to evaluate the information provided.

      On November 30, 2000 we agreed to sell, in a private placement, 475,000 units for $1,995,000 to Mid-West First Financial, Inc., an accredited investor. Each unit consists of one common share and one warrant to purchase one common share. The warrants are exercisable for a period of five years at an exercise price of $5.25. We relied on an exemption from registration under the Securities Act of 1933 by reason of Section 4(2) as a private transaction not involving a public distribution. Mid-West First Financial was provided the same kind of information as would be available in a registration statement regarding Medi-Hut and Medi-Hut reasonably believed it possessed sufficient sophistication to evaluate the information provided.

      In each of the private transactions above we believe that each purchaser
(i) was aware that the securities had not been registered under federal securities laws; (ii) acquired the securities for his/her/its own account for investment purposes of the federal securities laws; (iii) understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition; and (iv) was aware that the certificate representing the securities would bear a legend restricting its transfer. We believe that, in light of the foregoing, the sale of our securities to the respective acquirers did not constitute the sale of an unregistered security in violation of the federal securities laws and regulations by reason of the exemptions provided under 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.


                        ITEM 27: EXHIBITS

Exhibits
-------
Exhibit
Number   Description

2.1 Agreement and Plan of Reorganization between Indwest, Inc. and Medi-Hut Co., Inc., New Jersey, dated January 28, 1998 (Incorporated by reference to exhibit 2.1 to Medi-Hut's Form 10-SB as amended, file No. 0-27119, filed August 23, 1999.)

2.2 Agreement and Plan of Reorganization between Medi-Hut and Vallar Consulting, dated January 10, 2000. (Incorporated by reference to Medi-Hut's 10-KSB, as amended, filed January 26, 2000)

3.1 Articles of Incorporation of Medi-Hut (Incorporated by reference to exhibit 3.1 to Medi-Hut's Form 10-SB as amended, file No. 0-27119, filed August 23, 1999.)

3.2 Articles of Merger filed February 20, 1998 (Incorporated by reference to exhibit 3.2 to Medi-Hut's Form 10-SB as amended, file No. 0-27119, filed August 23, 1999.)

3.3 Articles of Merger filed February 27, 1998 (Incorporated by reference to exhibit 3.3 to Medi-Hut's Form 10-SB as amended, file No. 0-27119, filed August 23, 1999.)

3.4 Bylaws of Medi-Hut (Incorporated by reference to exhibit 3.4 to Medi-Hut's Form 10-SB as amended, file No. 0-27119, filed August 23, 1999.)

5.1      Opinion of Cindy Shy, P.C.  (To be filed by amendment)

10.1 Lease between Medi-Hut and Stamos & Sommers, LLC, dated December 12, 1997 (Incorporated by reference to exhibit 10.1 to Medi-Hut's Form 10-SB as amended, file No. 0-27119, filed August 23, 1999.)

10.2     Form of Confidential Agreement (Incorporated by reference to exhibit
         10.2 to Medi-Hut's Form 10-SB as amended, file No. 0-27119, filed August 23, 1999.)

10.3 Promissory Note between Medi-Hut and PNC Bank, N.A., dated October 10, 1997 (Incorporated by reference to exhibit 10.3 to Medi-Hut's Form 10-SB as amended, file No. 0-27119, filed August 23, 1999.)

10.4 Promissory Note between Medi-Hut and PNC Bank, N.A., dated October 10, 1997 (Incorporated by reference to exhibit 10.4 Medi-Hut's 10-KSB, as amended, filed January 26, 2000.)

10.5 Consultant Agreement between Columbia Financial Group and Medi-Hut, dated October 1, 2000

10.6 Registration Rights Agreement between Medi-Hut, Mid-West, Columbia Financial and Mutual Ventures, dated November 30, 2000.

21.1     Subsidiaries of Medi-Hut

23.1     Consent of Rosenberg, Rich, Baker & Berman, dated January 13, 2001.


23.2     Consent of Cindy Shy, P.C. (See exhibit 5.1)


                      ITEM 28: UNDERTAKINGS

      Pursuant to Rule 415 the undersigned registrant hereby undertakes to:

      (1) file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement which will include any prospectus required by Section 10(a)(3) of the Securities Act; reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and include any additional or changed material information on the plan of distribution.

      (2) For the purpose of determining any liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

      (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

      In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

                            SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused the registration statement to be signed on its behalf by the undersigned, duly authorized, in the city of Lakewood, state of New Jersey.



   MEDI-HUT CO., INC.

     /s/ Joseph Sanpietro                         01/15/01
By: _________________________________      Date: ___________________
      Joseph Sanpietro, President
      and Director


     /s/ Vincent Sanpietro                        01/15/01
By:_______________________ __________      Date:_____________________
     Vincent Sanpietro, Secretary
     and Director

    /s/ Robert Russo                              01/15/01
By:__________________________________     Date:______________________
      Robert Russo, Treasurer
      and Director